Filed by: Freedom Acquisition I Corp.

This communication is filed pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Freedom Acquisition I Corp.

Commission File Number: 001-40117

Date: November 7, 2022

Complete Solar Merges with Solaria, Forming Complete Solaria, an Industry Leading Solar Company

●	Complete Solaria combines two highly complementary businesses in a vertically integrated manufacturing and distribution model, delivering end-to-end residential solar solutions, with world-class customer service, aesthetically appealing, high-performance solar panels, as well as project financing, design and software solutions.

●	Completion of the merger, and formation of Complete Solaria, marks the achievement of an important milestone for the business combination between Complete Solaria and Freedom Acquisition I Corp., announced on October 3, 2022.

●	Complete Solaria’s combined business is expected to generate $120 million of revenue in 2022, and more than double in 2023, supporting the expectation of achieving breakeven EBITDA in the second half of the year.

SAN RAMON, CA (November 7, 2022) – Complete Solar and Solaria today announced the completion of their previously announced merger, forming Complete Solaria, Inc. (“Complete Solaria” or the “Company”). This strategic merger brings together two highly complementary businesses to form a vertically integrated business model, delivering end-to-end residential solar solutions.

“We are thrilled to announce the completion of the merger between Complete Solar and Solaria. This merger redefines residential solar with breakthrough technology, services, and operational excellence, to empower sales and installation partners to scale up and increase the adoption of residential solar,” said Will Anderson, who will lead the Company as Chief Executive Officer. “Our customers and partners can expect the same high level of attention we have always provided and more. Complete Solaria’s combined assets and vertically integrated business model are positioned to deliver a unique end-to-end experience for homeowners, offering premium, beautiful solar products, best-in-class technology, access to financing, and superior project fulfilment and service.”

Tony Alvarez, the Company’s President added, “I’m extremely excited about what the combination of Complete Solar and Solaria will be able to achieve. Solaria’s dealers and distributors will benefit from access to Complete Solar’s sales partners and digital platform, and Complete Solar’s partners will benefit from the ability to offer the industry’s leading premium solar panel. We couldn’t be happier to join with Complete Solar and make progress toward our shared vision of a clean energy future.”

Creating a New Standard for the Adoption of Solar

The combination of these two companies establishes Complete Solaria as a full system operator, with a compelling customer offering with best-in-class technology, financing, and project fulfilment, that will enable the Company to sell more product across more geographies in the United States and Europe.

Organic growth is projected to be strong, as Complete Solaria’s asset-light model, secure supply network, and additional macro tailwinds from the Inflation Reduction Act (the “IRA”) support the Company’s strong investment and value creation profile. This coupled with rebates, tax credits, electric vehicle promotions, and other initiatives outlined in the IRA lay the foundation for significant solar adoption in the U.S., furthering Complete Solaria’s expected growth initiatives and expansion opportunities.

On a pro forma combined basis, Complete Solaria generated $80 million in revenue in 2020, which is projected to increase to over $120 million in 2022, and more than double to approximately $285 million in 2023, with the expectation of achieving breakeven EBITDA in the second half of 2023. Supported by the synergies underlying the merger of Complete Solar and Solaria, the Company expects to achieve profitability in 2024.

Business Combination with Freedom

The completion of the merger between Complete Solar and Solaria satisfies one of the conditions to closing of the previously announced business combination between Complete Solaria and Freedom Acquisition I Corp. (NYSE: FACT) (“Freedom”), which is expected to close in the first half of 2023, subject to the satisfaction of customary closing conditions. The business combination with Freedom is supported by strong strategic relationships, including financial backing from the Carlyle Group and T.J. Rodgers, who were both investors in Solaria. Freedom, led by Tidjane Thiam, Adam Gishen, and Edward Zeng, will also retain a stake in the combined company following the closing.

The business combination with Freedom is expected to provide gross proceeds of $376 million, prior to any potential redemptions and payment of transaction expenses, which includes $346 million of cash held in Freedom’s trust account and promissory notes from certain investors. Under the terms of the business combination agreement, all shareholders of Freedom who do not exercise their redemption rights will roll their equity holdings into the new combined company.

Additional information about the proposed business combination, including a copy of the business combination agreement, related ancillary agreements, and an investor presentation, can be found in the Current Report on Form 8-K filed by Freedom with the Securities and Exchange Commission (the “SEC”) on October 4, 2022. More information about the proposed business combination will also be described in Freedom’s proxy statement/prospectus relation thereto, which Freedom will file with the SEC and will be available at www.sec.gov.

Advisors

For the merger between Solaria and Complete Solar, Cooley LLP served as legal advisor to Solaria, and Pillsbury Winthrop Shaw Pittman LLP served as legal advisor to Complete Solar.

With respect to the proposed business combination between Complete Solaria and Freedom, Marathon Capital LLC is acting as Lead Capital Markets Advisor and Cooley LLP is serving as legal advisor for Complete Solaria. Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC, is acting as Lead Capital Markets Advisor and Paul Hastings LLP is serving as legal advisor for Freedom.

About Complete Solaria

Complete Solaria is a solar company with a unique end-to-end customer offering, technology, which is expected to include financing, project fulfilment, and service allowing the combined company to sell more products across more markets and enable a package of financing options for customers wishing to make the switch to a more energy-efficient existence. To learn more, visit: www.completesolar.com/solaria.

About Freedom

Freedom is a blank check company, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganisation or similar business combination with one or more businesses. Freedom is led by the Executive Chairman Tidjane Thiam, who previously served as CEO of Credit Suisse and Prudential. Senior management of Freedom also includes Chief Executive Officer Adam Gishen, and Edward Zeng, a proven entrepreneur with a strong track record of creating value for investors across financial services, technology and energy transition sectors. To learn more about Freedom, visit www.freedomac1.com.

Important Information and Where to Find It

This press release relates to proposed transactions involving Complete Solaria and Freedom. Freedom intends to file a registration statement (“Registration Statement”), which will include a proxy statement for the solicitation of Freedom shareholder approval and a prospectus for the offer and sale of Freedom securities in the proposed transaction with Complete Solaria, and other relevant documents with the SEC to be used at its extraordinary general meeting of shareholders to approve the proposed transaction with Complete Solaria. The proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed business combination between Freedom and Complete Solaria. INVESTORS AND SECURITY HOLDERS OF FREEDOM AND COMPLETE SOLARIA ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement, proxy statement, prospectus and other documents containing important information about Freedom and Complete Solaria once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Freedom, Complete Solaria and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of Freedom’s shareholders in connection with the proposed business combination between Freedom and Complete Solaria. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination between Freedom and Complete Solaria will be contained in the proxy statement/prospectus pertaining to the proposed transaction when available at www.sec.gov.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination between Freedom and Complete Solaria. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

This communication may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the referenced and proposed transactions. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not a forward-looking statement. Forward-looking statements are forecasts, predictions, projections and other statements about future events that are based on current expectations, hopes, beliefs, intentions, strategies and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all; (ii) the risk that the proposed business combination between Freedom and Complete Solaria may not be completed by Freedom’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Freedom; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination; (iv) the effect of the announcement or pendency of the merger between Complete Solar and Solaria and the proposed business combination on the companies’ business relationships, operating results, and business generally; (v) risks that the proposed business combination disrupts current plans and operations of the companies or diverts managements’ attention from Complete Solaria’s ongoing business operations and potential difficulties in employee retention as a result of the announcement and consummation of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted in connection with the proposed business combination; (vii) the ability to maintain the listing of Freedom’s securities on a national securities exchange; (viii) the price of Freedom’s securities may be volatile due to a variety of factors, including changes in the applicable competitive or regulatory landscapes, variations in operating performance across competitors, changes in laws and regulations affecting Freedom’s or Complete Solaria’s business, and changes in the combined capital structure; (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; (x) the ability to recognize the anticipated benefits of the merger between Complete Solar and Solaria and the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (xi) the evolution of the markets in which Complete Solaria will compete; (xii) the costs related to the merger between Complete Solar and Solaria and the proposed business combination; (xiii) any impact of the COVID-19 pandemic on Complete Solaria’s business; and (xiv) Freedom and Complete Solaria’s expectations regarding market opportunities.

The foregoing list of factors is not exhaustive. Readers should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of documents filed by Freedom from time to time with the SEC, including the Registration Statement, when available. Such filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Freedom and Complete Solaria assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Freedom nor Complete Solaria gives any assurance that any of them will achieve its expectations.

Non-GAAP Financial Measures

This press release also includes certain non-GAAP (as defined below) financial measures the management of Complete Solaria uses to evaluate its operations, measure its performance and make strategic decisions, including EBITDA. EBITDA represents earnings before interest expense, taxes, depreciation and amortization. Complete Solaria and Freedom believe that EBITDA provides useful information to investors and others in understanding and evaluating the current and projected operating results of Complete Solaria in the same manner as management. However, EBITDA is not a financial measure calculated in accordance with generally accepted accounting principles in the United States (“GAAP”) and should not be considered as substitutes for revenue, net income, operating profit or any other operating performance measures calculated in accordance with GAAP. Using non-GAAP financial measures to analyze the businesses of Complete Solaria or Freedom would have material limitations because the calculations are based on the subjective determination of their respective managements regarding the nature and classification of events and circumstances that investors may find significant. In addition, although other companies may report measures titled EBITDA or similar measures, such non-GAAP financial measures may be calculated differently from how Complete Solaria or Freedom calculate non-GAAP financial measures, which reduces their comparability. Because of these limitations, readers should consider EBITDA alongside other financial performance measures, including net income and other financial results presented in accordance with GAAP.

Contacts:

Investor Relations – Complete Solaria

Sioban Hickie, ICR, Inc.

CompleteSolariaIR@icrinc.com

Public Relations – Complete Solaria

Doug Donsky, ICR, Inc.

CompleteSolariaPR@icrinc.com

Investor Relations – Freedom

Adam Gishen, Freedom Acquisition l Corp.

ag@freedomac1.com

Public Relations – Freedom

Andy Smith, Powerscourt (U.K.)

andy.smith@powerscourt-group.com

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